

December 15, 2010

Via U.S. Mail and Facsimile

Thomas R. Rosazza
President and Chief Executive Officer
Pioneer Bankshares, Inc.
263 East Main Street
P.O. Box 10
Stanley, VA 22851

> **Re: Pioneer Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **File No. 000-30541**

Dear Mr. Rosazza:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

June 30, 2010 Form 10-Q

Note 2 Investment Securities, page 10

1. We note your response to comments 3a and 3b in your letter dated December 8, 2010 which indicated that certain stock funds were impaired for 31 months with a severity between 19% - 44%. Please revise your impairment analyses to address the following:

a) Your other than temporary impairment analysis appears to inappropriately discount the significance of the negative evidence of the extreme duration and significant severity of impairment.

b) Similarly, the analysis does not appear to recognize the fact that a security which is impaired solely due to general negative economic trends and conditions such as those in recent years can be considered other than temporarily impaired based on the duration and severity of the impairment, among other factors, after taking into consideration an entity's specific cost basis. In other words, an investment in a sound, profitable company that continues to pay dividends could be considered other than temporarily impaired for Company A if the purchase occurred at the top of an economic cycle but not for Company B if the purchase occurred later in the economic cycle at a much lower price.

c) We also note that your analysis appears to use a permanent impairment threshold. Please note that SAB Topic 5:M specifically states that other than temporary impairment does not mean permanent impairment.

d) Further, SAB Topic 5:M states "Unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment in equity securities classified as available-for-sale, a write-down to fair value accounted for as a realized loss should be recorded." Please expand your impairment analysis to more clearly identify how you determined that the realizable value of the individual securities will be equal to or in excess of the carrying value of the security. Identify the <u>objective</u> evidence on which you relied in making this determination. Identify how this objective evidence indicated that the recovery will occur in the "near term", beyond which projections are inherently much more difficult to make, and how you determined that such evidence was not already contemplated in the current price.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition – Loan Portfolio, page 20

2. We note your response to comment 4 in your letter dated December 8, 2010. Your response appropriately included the requested information but you did not confirm that you would include this information in your future filings. Please advise us accordingly.

Thomas R. Rosazza
Pioneer Bankshares, Inc.
December 15, 2010
Page 3

       You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or Michael R. Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

                        Sincerely,

                        Kevin W. Vaughn
                        Accounting Branch Chief